# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/24/2025
Amends the filing with accession number 0001415889-25-020768
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 5 Covington Drive, Englewood, Colorado (CO), 80113, 2063894533; Brad Handler, 3621 21st Street, Boulder, Colorado (CO), 80304, 2063894533

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 22,218; shared voting power 506,689; sole dispositive power 22,218; shared dispositive power 506,689; aggregate amount beneficially owned 528,907 (4.2% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 22,218 shares of Class A common stock held of record by Brent Handler.
  (2) The amount reported in rows 8 and 10 consists of (i) 487,830 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which Brent Handler serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which Brent Handler serves as a trustee.
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469,941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.
- Bradley A. Handler (CIK 0001907661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 481,235; sole dispositive power 0; shared dispositive power 481,235; aggregate amount beneficially owned 481,235 (3.8% of the class)
  Comment: (1) The amount reported in rows 8 and 10 consists of (i) 481,235 shares of Class A common stock held of record by Handler Revocable Trust for which Bradley Handler serves as a trustee and (ii) 334,497 shares of Class A common stock held of record by the HFIN 2020 Trust for which Bradley Handler is the beneficiary.
  (2) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469,941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment: This Amendment No. 4 (the "Amendment"), which supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 31, 2025, as amended on September 3, 2025, September 5, 2025 and September 18, 2025 (as amended, the "Original Schedule 13D") filed on behalf of Brent Handler and Bradley Handler, collectively referred to herein as the "Reporting Persons", relating to the Class A Common Stock, par value $0.0001 per share ("Shares"), of lnspirato Incorporated, a Delaware corporation (the "Issuer" or "lnspirato"). The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

As previously disclosed, the Reporting Persons previously delivered to the Issuer a demand, pursuant to Section 220 of the Delaware General Corporation Law ("Section 220"), to inspect certain books and records of the Issuer (the "220 Demand") to allow the Reporting Persons to investigate the actions of the Issuer's senior management and board of directors pertaining to the Issuer's proposed merger with Buyerlink, Inc. (the "Proposed Merger") and the related transactions described in the Issuer's preliminary proxy statement filed on July 25, 2025.

On September 24, 2025, the Reporting Persons filed a supplemental demand pursuant to Section 220 (the "Supplemental 220 Demand"). The purpose of the Supplemental 220 Demand is to allow the Reporting Persons to further investigate the actions of the Issuer's senior management and board of directors following the original 220 Demand, and including (i) possible breaches of fiduciary duty, mismanagement, and other wrongdoing by Inspirato's directors and officers in connection with Inspirato's responses to the proposed offers by Exclusive Investments, LLC (the "Exclusive Offers") and statements made by the Issuer's CEO regarding the Issuer's minority stockholders and (ii) the independence and disinterestedness of the Issuer's senior executives and board of directors given the facts around the Proposed Merger and the Exclusive Offers.

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (09/24/2025)
- Bradley A. Handler: /s/ Bradley A. Handler, Bradley A. Handler (09/24/2025)